UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 11, 2008

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Announces Adoption of Rule 10b5-1 Plans by Four of its Executive Officers and Directors”, dated June 11, 2008.

Exhibit

1.	Press release dated June 11, 2008

Exhibit 1

Textainer Group Holdings Limited Announces Adoption of Rule 10b5-1 Plans by Four of its Executive Officers and Directors

HAMILTON, Bermuda (BUSINESS WIRE) – June 11, 2008. Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”), the world’s largest lessor of intermodal containers based on fleet size, today announced that John A. Maccarone (President, Chief Executive Officer and Director), Ernest J. Furtado (First Vice President, Senior Vice President, Chief Financial Officer and Secretary), Robert D. Pedersen (Executive Vice President) and James E. Hoelter (Director) have established pre-arranged stock trading plans in accordance with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934.

Under the terms of Mr. Maccarone’s plan, he may sell up to 500,000 shares over a period of approximately nine months. Under the terms of Mr. Furtado’s plan, he may sell up to 60,000 shares over a period of approximately thirteen months. Under the terms of Mr. Pedersen’s plan, he may sell up to 200,000 shares over a period of approximately twelve months. Under the terms of Mr. Hoelter’s plan, he may sell up to 475,000 shares over a period of approximately seven months. These pre-arranged stock trading plans are intended to allow each of these persons to sell a portion of his shares as part of his individual long-term strategy for asset diversification and liquidity.

Rule 10b5-1 allows executive officers and directors to adopt written, pre-arranged stock trading plans when they do not have material non-public information. Using these plans, insiders can gradually diversify their investment portfolios, can spread stock trades out over an extended period of time to reduce any market impact and can avoid concerns about having material, non-public information when they sell their stock. Once established, the insider has no discretion over purchases and sales under a Rule 10b5-1 plan.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.3 million containers, representing over 2,000,000 twenty-foot equivalent units (TEU), in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by container vessel fleet size. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 100,000 TEU of new containers per year for the past 10 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We believe we are also one of the two largest sellers of used containers, having sold an average of more than 53,000 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 350 independent depots in more than 130 locations.

CONTACT: Textainer Group Holdings Limited

Mr. Tom Gallo

Corporate Compliance Officer

415-658-8227

ir@textainer.com

Source: Textainer Group Holdings Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2008

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone Chief Executive Officer

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